UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    _________

                               Amendment No. 2 to
                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
                OR SECTION 13(e)(1) OF THE SECURITIES ACT OF 1934

                                    _________

                           ORCKIT COMMUNICATIONS LTD.
                       (Name of Subject Company (Issuer))

                                    _________


                           ORCKIT COMMUNICATIONS LTD.
                        (Name of Filing Person (Offeror))

             5.75% Convertible Subordinated Notes due April 1, 2005
                         (Title of Class of Securities)

                              685725AA1, 685725AB9
                      (CUSIP Number of Class of Securities)
                                    _________

                                  Mr. Aviv Boim
                           Orckit Communications Ltd.
                             126 Yigal Allon Street
                             Tel Aviv, Israel 67443
                             (011) (972-3) 696-2121
          (Name, Address, and Telephone Numbers of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                             Vincent J. Pisano, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                          New York, New York 10036-6522
                                 (212) 735-3000
                                    _________

                            CALCULATION OF FILING FEE

       Transaction Valuation*                        Amount of Filing Fee
            $5,000,000                                      $460

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934. Based upon the maximum amount of cash that might be paid for the 5.75% Convertible Subordinated Notes due April 1, 2005.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $460.00        Filing party:  Orckit Communications Ltd.
Form or Registration No.: Schedule TO  Date Filed:  December 2, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [ ]  third-party tender offer subject to Rule 14d-1.

    [X]  issuer tender offer subject to Rule 13e-4.

    [ ]  going private transaction subject to Rule 13e-3.

    [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: o

                  This Amendment No. 2 amends and restates the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 2, 2002 by Orckit Communications Ltd., a corporation organized under the laws of Israel ("Purchaser"), as amended by Amendment No. 1 filed with the Securities and Exchange Commission on December 4, 2002. The Schedule TO relates to the purchase of up to $5,000,000 aggregate principal amount of Purchaser's outstanding 5.75% Convertible Subordinated Notes due April 1, 2005 (the "Notes") at a price not greater than $650 nor less than $500 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase. Purchaser's offer for the Notes is being made upon the terms and subject to the conditions relating to the Notes set forth in the Offer to Purchase dated December 2, 2002, as amended and restated by the Amended and Restated Offer to Purchase dated December 16, 2002 (the "Offer to Purchase") and in the related Letter to Noteholders from Purchaser (which, as amended and supplemented from time to time, together with the Offer to Purchase, constitute the "Offer"). The Offer will expire at 12:00 midnight, New York City time, on December 31, 2002, unless extended. This Tender Offer Statement on Schedule TO as amended is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), solely with respect to the Notes and the Offer.

                  Capitalized terms used in this amendment and not otherwise defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO-I.

The second paragraph on the cover of the Offer to Purchase is added which reads as follows:

                  "This Amended and Restated Offer to Purchase (the `Offer') amends and restates the Offer to Purchase, dated December 2, 2002 and previously furnished to holders of the Notes (as defined below)."

The second to last sentence of the fifth paragraph on the cover of the Offer to Purchase is added which reads as follows:

                  "The Purchase Price will be the maximum and only amount that Purchaser will pay for Notes tendered in this Offer."

The seventh through eleventh paragraphs on the cover of the Offer to Purchase are added which read as follows:

                  "If your Notes are held by a custodian bank, depositary, brokerage firm, trust company, or other nominee, which requires written instructions, you may be required to complete the Noteholder's Instruction Form
(BLUE) to indicate the manner of your tender."

                  "To tender your Notes, you must instruct your broker or bank through which the Notes are held to tender the Notes on your behalf and whether to specify the price at which such Notes should be tendered."

                  "If you tender your Notes and do not indicate a tender price, you will receive the Purchase Price determined through the `Modified Dutch Auction' procedure, subject to possible proration. If all Notes are tendered without indicating a tender price, then Purchaser will only pay the Minimum Offer Price. Because some or all of your Notes will be purchased if you tender your Notes without indicating a tender price, Purchaser refers to this as a `Maximum Price Tender' to indicate that you will receive the maximum tender price that Purchaser will pay for tendered Notes."

                  "If you tender your Notes and indicate a tender price, you will be competing against any other tendering holders that choose to indicate a tender price. If the tender price you indicate is higher than the Purchase Price determined through the `Modified Dutch Auction' procedure, none of your Notes will be purchased. Because indicating a tender price places you in competition with other tendering holders and because you run the risk of having none of your tendered Notes purchased by Purchaser if your tender price is too high, Purchaser refers to this as a `Competitive Tender.'"

The section of the Offer to Purchase entitled "Documents Incorporated by Reference" is hereby amended and supplemented by striking the first paragraph following the list of documents incorporated by reference into the Offer to Purchase, which paragraph made reference to the forward incorporation of documents by reference.

Item 1.  Summary Term Sheet

Item 1 of the Schedule TO is hereby amended and restated by amending and restating the information under the subheading "How do I set my purchase price?" in the section entitled "Summary Term Sheet" in the Offer to Purchase in its entirety as follows:

                  "To tender your Notes, you must instruct your broker or bank through which the Notes are held to tender your Notes and whether to specify the price at which such Notes should be tendered. Your tender price can be indicated through one of two pricing methods."

                  "You may indicate the price at which you wish to tender your Notes, within the range specified above. Indicating a specific tender price is sometimes referred to as a `Competitive Tender.' If you select a specific tender price and that price is higher than the price we elect to pay, we will not purchase your Notes."

                  "Alternatively, you may elect not to specify a tender price, in which case you will be deemed to have specified the lowest price in the range specified above. Tendering your Notes without indicating a specific tender price is sometimes referred to as a `Maximum Price Tender.' If you tender your Notes without indicating a tender price, we will purchase your Notes, subject to proration, at the price determined through the `Modified Dutch Auction' procedure, which will be the maximum amount that we will pay for any tendered Notes. If the price that we elect to pay for your Notes is higher than the Minimum Offer Price, you will receive the higher purchase price for your Notes."

Item 4.  Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and restated as follows:

The fifth and sixth paragraphs under Section 2 - "Terms of the Offer - Offer and Purchase Price; Modified Dutch Auction Procedure" of the Offer to Purchase are added which read as follows:

                  "If you tender your Notes and do not indicate a tender price, you will receive the Purchase Price determined through the `Modified Dutch Auction' procedure, subject to possible proration. If all Notes are tendered without indicating a tender price, then Purchaser will only pay the Minimum Offer Price. Because some or all of your Notes will be purchased if you tender your Notes without indicating a tender price, Purchaser refers to this as a `Maximum Price Tender' to indicate that you will receive the maximum tender price that Purchaser will pay for tendered Notes."

                  "If you tender your Notes and indicate a tender price, you will be competing against any other tendering holders that choose to indicate a tender price. If the tender price you indicate is higher than the Purchase Price determined by the `Modified Dutch Auction' procedure, none of your Notes will be purchased. Because indicating a tender price places you in competition with other tendering holders and because you run the risk of having none of your tendered Notes purchased by Purchaser if your tender price is too high, Purchaser refers to this as a `Competitive Tender.'"

Section 2 - "Terms of the Offer - Expiration of the Offer" of the Offer to Purchase is hereby amended and supplemented by striking the fifth and eighth paragraphs which referenced the right of the Purchaser to delay payment for the Notes following the Expiration Date.

The fourth paragraph of Section 5 - "Acceptance of Notes for Payment; Accrual of Interest - Acceptance of Notes for Payment" of the Offer to Purchase is hereby amended and restated as follows:

                  "In all cases, for purposes of the tender offer, we will have accepted for payment validly tendered Notes only if, as and when we give written notice of acceptance to DTC and Bloomberg Financial Markets. We will make payment for Notes accepted for payment in the tender offer promptly following the Expiration Date by deposit of the purchase price with DTC in immediately available funds. We expect that, in accordance with their standard operating procedures, DTC will transmit the purchase price, plus accrued interest, in immediately available funds to each of the participating banks and brokerage firms having delivered the Notes on behalf of beneficial owners for delivery to such beneficial owners. In no event will we or the information agent have any responsibility or liability for the ultimate distribution of the purchase price plus any interest accrued thereon, by DTC to their participants or from the participants to the tendering Noteholders, nor will any additional interest be payable by us because of any delay in the transmission of funds from DTC to their participants or from the participants to the beneficial owners of the Notes."

The first paragraph of Section 6 - "Procedures for Tendering Notes - Specification of Purchase Price" is hereby amended and restated as follows:

                  "Holders desiring to tender their Notes in the Offer may either (a) indicate the specific price at which Notes are being tendered, within the range specified above for such Notes, or (b) not specify a price, in which case the holder will be receiving the highest price paid by Purchaser. Holders that do not indicate a specific price will be deemed to have specified the Minimum Offer Price in respect of such Notes being tendered and to accept the Purchase Price determined by the `Modified Dutch Auction' procedure in accordance with the terms of the Offer. A holder may tender different portions of the principal amount of its Notes at different prices; however, a holder may not specify prices for an aggregate principal amount of Notes in excess of the aggregate principal amount of Notes held by such holder. To tender Notes properly, only one price within the price range (or no price) may be specified in your instructions submitted through your bank or broker. If you tender your Notes and indicate a tender price, you will be competing against any other tendering holders that choose to indicate a tender price. If the specific tender price indicated by a holder is higher than the Purchase Price set through the `Modified Dutch Auction' procedure, that holder's Notes will not be purchased. Because indicating a tender price places a holder in competition with other tendering holders and because a holder runs the risk of having none of the tendered Notes purchased by Purchaser if the holder's tender price is too high, Purchaser refers to this as a `Competitive Tender.'"

The first paragraph of Section 6 - "Procedures for Tendering Notes - Tendering Without Specifying a Price" is hereby amended and restated as follows:

                  "As described above, a holder may tender Notes in the Offer without specifying a tender price in respect of any or all of such Notes. Tenders of Notes made in this manner will be accepted by Purchaser before any other tenders of Notes in the Offer that specify a tender price above the Minimum Offer Price. Holders who have tendered Notes in the Offer without specifying an offer price and whose Notes are accepted will receive the Purchase Price, subject to any proration. If all Notes are tendered without indicating a tender price, then Purchaser will only pay the Minimum Offer Price. Because some or all of the Notes tendered without indicating a purchase price will be purchased, subject to proration, Purchaser refers to this as a `Maximum Price Tender' to indicate that a tendering holder will receive the maximum tender price that Purchaser will pay for tendered Notes."

Section 9 - "Source and Amount of Funds" of the Offer to Purchase is hereby amended and restated as follows:

                  "The maximum amount of funds required by Purchaser to purchase the Notes pursuant to the Offer is estimated to be approximately $2,500,000, $2,875,000 or $3,250,000 plus approximately $71,000 in accrued interest, assuming that $5,000,000 aggregate principal amount of outstanding Notes are purchased at a price of $500, $575 or $650 per $1,000 principal amount, respectively. Purchaser expects to fund its purchase of Notes hereunder from available cash. See Item 1, `Purpose of the Offer.'"

Condition 5 of Section 10 - "Conditions to the Offer" of the Offer to Purchase is hereby amended and restated as follows:

                  "(5) there shall not have occurred (a) any general suspension of trading in, or limitation on prices for, securities on the American Stock Exchange, the New York Stock Exchange, the Nasdaq Stock Market or in the over-the-counter market, (b) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Israel, (c) any limitation (whether or not mandatory) by any federal or state authority on, or any other event which might materially affect, the extension of credit by banks or other financial institutions, (d) any decline in either the Nasdaq Composite Index, the S&P 500 Composite Index or the Merrill Lynch Corporate & Government Master Index by an amount in excess of 15%, measured from the close of business on December 2, 2002, or (e) any major disruption of settlements of securities;"

Condition 6 of Section 10 - "Conditions to the Offer" of the Offer to Purchase is hereby amended and restated as follows:

                  "(6) there shall not be any change or changes that have occurred or are threatened in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of Purchaser or its subsidiaries that is or may be material to either Purchaser or its subsidiaries;"

The second paragraph under Section 14 - "Fees and Expenses - Reimbursement of Nominee of Forwarding Expenses" is hereby amended and restated as follows:

                  "For providing assistance to other financial institutions in acquiring tenders, the Purchaser will pay Goldhar Securities Ltd. a solicitation fee of $5 per $1,000 of Notes which are processed through Goldhar Securities Ltd. and which result in the purchase of Notes by the Purchaser."

The paragraph under Section 14 - "Fees and Expenses - Solicitation Fees, Eligible Institutions are not Agents of the Purchaser" is hereby amended and restated as follows:

                  "Purchaser will pay to any commercial bank or trust company having an office, branch or agency in the United States, and any firm that is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. (each an `Eligible Institution'), a solicitation fee of $15 per $1,000 of up to the first $250,000 face amount of Bonds of each of its customers that are purchased pursuant to the Offer. A customer is an individual, other than the Eligible Institution or an affiliate of the Eligible Institution, who manages his or her own investments or an individual whose investments are managed by an investment manager or a bank trust department that holds the investments of that individual in a separate account in the name of that individual or controlled affiliate. Eligible Institutions must submit to the Information Agent requests for payment of solicitation fees on a Solicitation Fee Payment Request Form no later than 5:00 p.m., New York City Time, on the tenth business day following the Expiration Date. No solicitation fee will be paid on requests received after that time. No Eligible Institution is the agent, nor will it be deemed to be the agent, of the Purchaser."

Item 8.  Interest in Securities of the Subject Company

Item 8 of the Schedule TO is hereby amended and restated as follows:

The subsection "Recent Repurchases of Notes" under Section 3 - "Certain Significant Considerations" of the Offer to Purchase is added which read as follows:

                  "Purchaser has, from time to time, repurchased its outstanding Notes in privately negotiated transactions, pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933. The following repurchases were made in the 60 days prior to December 2, 2002:

               o On October 3, 2002, Purchaser completed a privately negotiated transaction in which it repurchased $200,000 aggregate principal amount of Notes at a price of $580 per $1,000 principal amount of Notes.

               o On October 7, 2002, Purchaser completed a privately negotiated transaction in which it repurchased $50,000 aggregate principal amount of Notes at a price of $585 per $1,000 principal amount of Notes.

               o On October 9, 2002, Purchaser completed a privately negotiated transaction in which it repurchased $1,250,000 aggregate principal amount of Notes at a price of $650 per $1,000 principal amount of Notes.

               o On October 11, 2002, Purchaser completed a privately negotiated transaction in which it repurchased $400,000 aggregate principal amount of Notes at a price of $600 per $1,000 principal amount of Notes.

               o On October 16, 2002, Purchaser completed two privately negotiated transactions in which it repurchased a total of $187,000 aggregate principal amount of Notes at a price of $558 per $1,000 principal amount of Notes.

               o On October 18, 2002, Purchaser completed a privately negotiated transaction in which it repurchased $5,000,000 aggregate principal amount of Notes at a price of $603 per $1,000 principal amount of Notes.

               o On November 21, 2002, Purchaser completed a privately negotiated transaction in which it repurchased $50,000 aggregate principal amount of Notes at a price of $613 per $1,000 principal amount of Notes."

Item 12.  Exhibits.

                  Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(1)(i) Amended and Restated Offer to Purchase. (a)(1)(ii)* Letter to Noteholders from Purchaser. (a)(1)(iii)* Noteholder's Instruction to Broker or Bank.
(a)(1)(iv)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)* Letter to Reorganization, Corporate Actions and Convertible Bond Departments.

(a)(1)(vi)    Amended and Restated Solicitation Fee Payment Request Form.

*  Previously Filed.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           ORCKIT COMMUNICATIONS LTD.


                                        By:   /s/ Aviv Boim
                                              _____________________________
                                              Aviv Boim
                                              Chief Financial Officer

Dated:  December 16, 2002

                                  EXHIBIT INDEX

xhibit
umber                Description

a)(1)(i) Amended and Restated Offer to Purchase. (a)(1)(ii)* Letter
o Noteholders from Purchaser. (a)(1)(iii)* Noteholder's Instruction
o Broker or Bank.

a)(1)(iv)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

a)(1)(v)* Letter to Reorganization, Corporate Actions and Convertible Bond Departments.

a)(1)(vi)     Amended and Restated Solicitation Fee Payment Request Form.

 Previously Filed.